FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                HSBC SELLS 7.19 PER CENT OF UTI BANK SHARES

HSBC has today sold 7.19 per cent of the shares of UTI Bank Limited for a consideration of INR6.38 billion (approximately US$142 million), taking its stake in the Indian bank to 4.99 per cent.

The shares were sold at an average price of INR318.61 per share through the Mumbai stock exchange.

Niall S K Booker, Group General Manager and Chief Executive Officer of HSBC in India, said: "UTI Bank is a profitable, well-managed private bank in India, and our purchase of shares in it has been a successful financial investment. In line with current regulations and to take advantage of the present market strength, we are taking the opportunity to reduce our stake and realise some of the gains of our investment."

Notes to editors

1. HSBC in India
The Hongkong and Shanghai Banking Corporation Limited in India offers a full range of banking and financial services from its 43 branches in the 22 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Cochin, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Kolkata, Ludhiana, Mumbai, Mysore, Nagpur, New Delhi, Noida, Pune, Thane, Trivandrum, Vadodra and Visakhapatnam, and over 150 ATMs across the country. HSBC has a credit card base of over one million customers in India and is one of the leading merchant acquirers in the Indian credit card industry.

2. The HSBC Group
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group has over 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 110 million customers and had assets of US$1,467 billion at 30 June 2005.

3. Advisors to HSBC
HSBC Securities and Capital Markets (India) Private Limited were advisers to HSBC Asia Pacific Holdings (UK) Limited on this transaction.




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  24 February, 2006